[Akin Gump Letterhead]

August 5, 2005

COURTESY COPY – FOR STAFF REVIEW (filed via EDGAR on August 5, 2005)

Mr. Daniel F. Duchovny

Attorney-Advisory

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Metals USA, Inc.

Schedule 13e-3

Filed on June 14, 2005

File No. 5-51963

Preliminary Merger Materials on Schedule 14A

Filed on June 14, 2005

File No. 0-13123

Form 10-K/A

Filed on April 28, 2005

File No. 0-13123

Dear Mr. Duchovny:

On behalf of Metals USA, Inc., a Delaware corporation (“Metals USA” or the “Company”), set forth below is the response of Metals USA to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated July 14, 2005 (the “Comment Letter”), regarding the Schedule 13E-3 Transaction Statement and Schedule 14A Preliminary Proxy Statement (“Original Proxy Statement”) filed by Metals USA and such other filing persons named therein (the “Other Filing Persons”) which were filed with the Securities and Exchange Commission (“SEC”) on June 14, 2005 in connection with the proposed merger transaction among Flag Holdings Corporation (“Parent”), Flag Acquisition Corporation (“Merger Sub”) and Metals USA. In connection therewith, Metals USA and the Other Filing Persons are hereby filing via EDGAR this letter and an amended Schedule 13E-3 Transaction Statement (“Amended Schedule 13E-3”) and an amended Schedule 14A Preliminary Proxy Statement (the “Amended Proxy Statement”), which incorporates the changes made in response to the Comment Letter and

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

certain other changes. This letter also sets forth the response of Parent in connection with comments of the Staff directed to Parent. Also enclosed herein, in response to the Staff’s request, are written acknowledgements from each filing person.

For convenience of the Staff, we have transcribed the comments being addressed and our client’s response to each comment in sequence. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Proxy Statement.

Schedule 13E-3

1.	We note that Apollo Capital Management V, Inc. and AIMV Management, Inc. are the general partners of various Apollo filing persons and that Mr. Black and Mr. Hannan are the directors and principal officers of Apollo Capital Management V, Inc. and AIMV Management, Inc. Please explain supplementally why Apollo Capital Management V, Inc., AIMV Management, Inc., Mr. Black and Mr. Hannan are not filing persons on the Schedule 13E-3. It appears that these persons may have separate filing obligations. Please explain or revise your disclosure as appropriate. See Section II.D.3 of the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 and available on the SEC website at www.sec.gov.

In the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, the Staff notes that “where the purchaser has created a merger subsidiary or other acquisition vehicle to effect the transaction, moreover, the [S]taff will ‘look through’ the acquisition vehicle and treat as a separate, affiliated purchaser the intermediate or ultimate parent of that acquisition vehicle.” In this transaction, Parent respectfully submits to the Staff that Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V(A), L.P., Apollo Netherlands Partners V(B), L.P. and Apollo German Partners V GMBH & CO KG (the “Apollo Funds”) are the ultimate parents of the acquisition vehicle. Messrs. Leon Black and John Hannan are the directors and principal executive officers of each of Apollo Capital Management V, Inc. (“ACMI”) and AIMV Management, Inc. (“AIMV”), which are the general partners of each of Apollo Advisors V, LP (“Advisors”) and Apollo Management V, LP (“Management”), respectively. Advisors serves as the general partner of each of the Apollo Funds and Management serves as manager of each of the Apollo Funds.

*

We therefore respectfully submit that, consistent with past practice as well as the practice of a number of other private equity firms with which we are familiar, both the requirements of Schedule 13E-3 and the Staff’s interpretation of Schedule 13E-3 do not require that ACMI, AIMV, Mr. Black and Mr. Hannan be filing persons.

We have, however, pursuant to General Instruction C of Schedule 13E-3, included the information called for by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to ACMI, AIMV, Mr. Black and Mr. Hannan.

* Redacted

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

2.	It appears that members of senior management of Metals USA may be engaged in this going private transaction, and thus be filing persons, if they are allowed to make an investment in the surviving corporation or Flag Holdings subsequent to the merger. Therefore, please tell us what consideration was given as to whether these individuals should be included as filing persons on the Schedule 13E-3. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

In addition to Messrs. Goncalves, Freeman and Hageman, certain other employees of the Company and its subsidiaries may acquire equity interests in Parent or the surviving corporation, or be allowed to roll-over their options to acquire equity interests in the Company’s common stock in exchange for options to acquire equity interests in Parent or the surviving corporation. Parent has notified the Company that it has held discussions with Robert C. McPherson, III and Roger Krohn, each of whom are current executive officers of the Company, and David A. Martens and Joseph T. Longo, each of whom are executive officers of subsidiaries of the Company, regarding their potential equity interests in Parent. Parent also expects that additional employees of the Company and its subsidiaries, none of whom are members of senior management or the Board of the Company, may obtain equity interests in Parent or the surviving corporation. Parent expects that any equity interests to be held by any of the above individuals will be less than the equity interest held by each of Messrs. Goncalves, Freeman and Hageman.

It is Parent’s view that none of these employees of the Company is an “affiliate” of the Company within the meaning of Rule 13e-3(a)(1) because none of them, directly or indirectly, controls the Company, currently serves on the Company’s Board, or will serve on the Board of the surviving corporation or Parent following the merger. Accordingly, because such employees are not affiliates of the Company engaged in the going private transaction, Parent respectfully submits to the Staff that these individuals should not be included as filings persons on the Schedule 13E-3.

Further, the potential future provision of equity participation to any such employees of the Company does not result in them being engaged in the transaction being submitted for stockholder approval, the terms of which have already been negotiated and agreed upon. None of these individuals participated in the deliberations or negotiations with respect to the transaction. None of these individuals currently has employment agreements or arrangements with Parent or the surviving corporation, including any agreement or arrangement with respect to equity interests. Such other employees’ equity participation in Parent or the surviving corporation was not a motivating factor for Parent in pursuing

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

the transaction, nor is obtaining their participation, whether through equity investment or entering into new employment agreements, a condition to closing the Merger.

For the foregoing reasons, Parent respectfully submits that any such other employees of the Company and its subsidiaries who may invest in Parent or the surviving corporation at the effective time of the merger are not affiliates engaged in a going private transaction. Accordingly, such individuals will not be included as filing persons to the Schedule 13E–3.

Item 13.	Financial Information

3.	We note your statement that subsection (b) of this item is not applicable. Please tell us your basis for that statement.

Item 1010(b) of Regulation M-A requires disclosure of pro forma information “if material.” Because the $22.00 per share consideration offered in the proposed merger transaction is comprised solely of cash and because it is expected that, upon consummation of the merger, the operations of the Company will be conducted substantially as they are currently being conducted, Metals USA does not view pro forma information to be material to a Metals USA stockholder’s determination whether or not to vote in favor of the adoption of the merger agreement.

Preliminary Merger Materials on Schedule 14A

General

4.	Update the document to provide the latest available information and to the extent possible, fill in all information you currently omit, including information relating to the record date. If the information you provide may change prior to filing definitive materials, include brackets to indicate this. For example, you currently omit information relating to share ownership by Citadel Investment Group on page 8. Also, on page 48, you omit the information regarding amounts outstanding under the loan and security agreement with Bank of America. Furthermore, you reference the percentage premium that shareholders will receive if the merger is adopted and consummated. However, based on the current trading price, that premium is no longer accurate. Please revise accordingly. Finally, update your disclosure as to the status of the prepayment of the promissory note in favor of Bank One, N.A.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly. Please refer to pages 2, 9, 24, 48, 56, 64 and 65. We also note that reference in the Original Proxy Statement (on page 22 of the Amended Proxy Statement) to a percentage premium is with respect to the premium of historical trading day averages over Metals USA’s closing sale price of $13.89 on May 17, 2005 (the trading day immediately prior to

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

the date on which the Company announced the execution of the merger agreement), and does not state that shareholders will receive any other premium if the merger is adopted.

Letter to Shareholders

5.	Revise your Letter to Shareholders to make clear that voting in favor of the merger will have the effect of taking the company private and that they will no longer hold any ownership interests in the new company. Also, explain the term “going private” the first time you use it, so that shareholders will understand the purpose and effect of this transaction.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly. Please refer to Letter to Shareholders and page 36 of the Amended Proxy Statement.

Questions and Answer About the Special Meeting and the Merger, page 1

6.	Please consolidate the disclosure in the Question and Answer section and the Summary section to avoid duplication of the same information. When consolidating this disclosure, please maintain the cross-references (currently in your Summary section) to the more detailed disclosure of each issue. You should also include a short summary term sheet that complies with the requirements of Item 1001 of Regulation M-A.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on pages 3 to 13.

Who will bear the cost of this solicitation?, page 3

7.	We note that solicitations will be made by mail, telephone, facsimile, and in person. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Metals USA confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A.

8.	Also, explain the “similar means” to which you refer. Do you intend to solicit via the internet? If so, expand your disclosure to so state.

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

We note the Staff’s comment, and the Amended Proxy Statement has been amended to delete the words “similar means.”

Summary, page 4

9.	The first sentence in your introductory paragraph states that the summary “may not contain all of the information that is important to you.” A summary, by its very nature, does not and is not required to contain all the detailed information that is in the prospectus. Delete or revise this statement. Make similar revisions to the opening paragraph of the section entitled “The Merger Agreement” beginning on page 62.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on page 1.

The Special Meeting, page 15

Voting by Directors and Executive Officers, page 16

10.	Expand your disclosure to quantify the number of shares and percentage of outstanding common stock held by the directors and Messrs. Freeman and Hageman that will be voted in favor of the adoption of the merger agreement. Also, state whether these individuals have entered into any written voting agreements relating to the merger. We may have further comment.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on pages 2 and 64.

Adjournments and Postponements, page 17

11.	The staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter “incident to the conduct of the meetings,” as described in Rule 14a-4(c)(7). Accordingly, discretionary authority cannot be used to adjourn a meeting as described in this section. We would consider an adjournment to solicit additional proxies to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies, please revise your proxy card and disclosure accordingly.

We note the Staff’s comment, and the Amended Proxy Statement and the proxy card have been amended to include as a specific, separately enumerated item the authority to adjourn the special meeting to solicit additional proxies.

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

Special Factors, page 17

12.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise.

We note the Staff’s comment, and the Amended Proxy Statement has been amended and the “Special Factors” section now appears immediately following the Summary section on page 15.

Background of the Merger, page 17

13.	We note that prior to January 2005 your board considered various strategic alternatives including mergers, acquisitions and the potential sale of the company. Describe these potential transactions to the extent that they resulted in offers for your securities or assets. Disclose whether your board or management hired a financial advisor to assist the board or management or whether CIBC World Markets provided advice with respect to these potential transactions. Finally, expand to discuss why the board did not pursue any of the various strategies considered.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on pages 15 and 16.

14.	Clarify to whom you are referring when you use the term “management” or “senior management” as compared to the board.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on pages 15, 18, 20 and 21.

15.	Please correct the reference to December 2005 in the last sentence of the second paragraph of this section.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on page 15.

16.	We note your disclosure beginning on page 17 relating to the Background of the Merger and the various meetings and phone conversations that took place leading up to the May 18, 2005 execution of the merger agreement. We also note your disclosure at the bottom of page 18 regarding the board’s determination that “conducting an auction” was not in the best interests of the company. Expand your disclosure to provide a discussion that:

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

•	explains why you began participating in meetings with “several private investment management firms. . .to discuss the Company’s business.”

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on page 15.

•	addresses the background and events leading up to the decision to take the company private, including the purposes for the transaction and the reasons for the decision to pursue a merger transaction as opposed to any alternative and for undertaking the transaction at this time. In this regard, we note your disclosure relating to the reasons for the merger beginning on page 24.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on page 15, 16 and 23. We have also included a cross-reference on page 22 to more detailed disclosure with respect to the purposes for the transaction and reasons for the decision to pursue a merger transaction.

•	addresses any alternatives explored and any other potential offers received by the company and/or its Board of Directors. For each alternative, you should discuss why you did not find the alternative to be favorable or preferential to the conversion and provide more detail as to your analyses and your reasons for not pursuing the other alternatives. In that regard, we note your disclosure in the second bullet point on page 25 stating that the “merger [is] more favorable to stockholders than any other alternative reasonably available to the Company and its stockholders. …”

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on page 15, 16 and 23. We have also revised the second bullet point in the “Reasons for the Merger” on page 23.

Furthermore, explain in necessary detail the effects of the merger on the subject company, its affiliates and unaffiliated security holders or provide a precise cross-reference to more detailed disclosure. See Items 1013 and 1014(f) of Regulation M-A. We may have further comment upon reviewing your response.

We note the Staff’s comment, and the Amended Proxy Statement has been amended on page 22 to include a precise cross-reference to more detailed disclosure.

17.	For each meeting, state whether Mr. Goncalves was present at the meeting and, aside from his negotiations of his employment with the new company and related agreements or investments, any role he took in the negotiations or discussions between the Board and Apollo, the Board and counsel, the Board and Jefferies, or amongst the Board itself. We may have further comment.

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

We advise the Staff that Mr. Goncalves was present at all meetings of the Board referred to in the “Background of the Merger” section. However, Mr. Goncalves was not present at the separate meeting of the Transaction Committee of the Board on May 3, 2005, or at any portion of the meetings of the Board at which the Transaction Committee met separately as he was not a member of the Transaction Committee. Below describes Mr. Goncalves’ role in the negotiations or discussions with respect to:

•	Board and Apollo.

•	Mr. Goncalves did not participate in any of the negotiations or discussions between the Board and Apollo with respect to the proposed merger transaction. All such negotiations and discussions were conducted by Mr. Dienst on behalf of the Transaction Committee, in which Mr. Goncalves did not participate. However, Mr. Goncalves, as chief executive officer of the Company, participated in due diligence meetings with Apollo with respect to its investigation of the Company.

•	As stated in the Amended Proxy Statement, at the March 15, 2005 Board meeting, the Board recognized the potential conflict of interest Mr. Goncalves had with respect to the Apollo transaction because he was both a member of the board of directors and could be deemed to be a potential participant in Apollo’s purchase of the Company. Upon the advice of outside counsel, the Board determined that Mr. Goncalves should not participate in discussions of the possible sale and, accordingly, the board of directors formed a Transaction Committee, comprised of all of the members of the board of directors other than Mr. Goncalves.

•	Mr. Goncalves was also advised by the Board on March 15, 2005 not to discuss the terms of his participation with Apollo in the transaction until authorized by the Board. During the week of April 13, 2005, after receiving the Board’s authorization for Apollo and Mr. Goncalves to discuss the terms of his participation with Apollo in the transaction, Mr. Goncalves commenced his negotiations with Apollo concerning the terms of his employment and equity investment in Parent.

•

Board and counsel. Mr. Goncalves was present during the legal presentations made at each Board meeting by Metals USA’s outside counsel with respect to the transaction. However, Mr. Goncalves did not engage in discussions amongst the Board or with counsel with respect to such presentations. Such discussions, in addition to strategy, tactics and responses to legal issues raised by such presentations, were conducted by the Transaction Committee, of which Mr. Goncalves was not a member. Mr. Goncalves was not present during any such meetings and discussions of the Transaction Committee. Nor did Mr. Goncalves have any direct communication with counsel regarding the negotiations of the

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

terms of the merger. As stated in the Original Proxy Statement, Mr. Goncalves abstained from voting on the approval of the merger agreement.

•	Board and Jefferies. Mr. Goncalves was present during the May 10, 2005 preliminary presentation and May 18, 2005 presentation made by Jefferies & Co. Inc. to the Board. Mr. Goncalves did not have any other direct communications with Jefferies & Co. Inc. regarding the merger, other than participation in a telephonic due diligence call with Mr. Freeman and representatives of Jefferies and its counsel in early May 2005.

•	Amongst the Board. Mr. Goncalves was present at all of the meetings of the Board referenced in the “Background of the Merger” section. However, he abstained from voting on the approval of the merger agreement. Additionally, Mr. Goncalves did not engage in discussions amongst the Board with respect to the transaction. Such discussions were conducted by the Transaction Committee, of which Mr. Goncalves was not a member. Mr. Goncalves was not present during the meetings and discussions of the Transaction Committee.

18.	We note that beginning with the May 2, 2005 meeting, the parties to negotiations acknowledged a downturn in the debt financing markets and a deterioration of the steel markets. Please describe the developments in these markets in additional detail and describe the tangible effects on both the company and the acquiror.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on page 19.

19.	On a related note, please disclose what response, if any, the company made or what action it took as a result of the reduction of Apollo’s offer from $26.50 to $23 per share on May 2. Please provide similar disclosure with respect to the further potential reduction of the offer price to approximately $22.75 on May 5.

We note the Staff’s comment. With respect to the reduction of Apollo’s offer from $26.50 to $23.00 per share on May 2nd, we direct the Staff to the existing disclosure in the Amended Proxy Statement on page 19 with respect to the Board’s May 3, 2005 meeting. As disclosed, at such meeting, (i) Mr. Dienst informed the Board of the proposed price reduction; (ii) the Board discussed the decline in the Company’s stock price to approximately $14.50 per share; (iii) at Mr. Dienst’s direction, CIBC World Markets discussed with the Board market conditions in the metals and steel industry and in the high-yield debt market; (iv) CIBC World Markets presented its updated financial analyses to the Board (a copy of such presentation attached as Exhibit (c)(3) to Schedule 13E-3); and (v) the Transaction Committee of the Board engaged in a lengthy discussion regarding Apollo’s new offer of $23.00 per share, including whether to continue to pursue a transaction with Apollo. Furthermore, the Original Proxy Statement also provides that “following this discussion, the transaction committee noted that the price of $23.00 per share continued to represent a significant premium to the Company’s current stock price,

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

and, in light of the conditions prevailing in the debt financing market and the steel industry generally, the transaction committee determined that the price of $23.00 per share was favorable and that negotiations with Apollo should continue.”

With respect to the potential reduction of Apollo’s offer from $23.00 to $22.75 per share on May 5th, we direct the Staff to the existing disclosure in the Original Proxy Statement with respect to the Board’s May 10, 2005 meeting which provides that (i) Mr. Dienst explained to the Board Apollo’s continued difficulty in obtaining financing and the worsening steel markets; (ii) CIBC World Markets presented its updated financial analyses to the Board (a copy of such presentation attached as Exhibit (c)(2) to Schedule 13E-3); (iii) Akin Gump reviewed with the Board the material terms of the current draft of the merger agreement (which included provision for potential reduction of the purchase price); and (iv) Jefferies made a presentation to the Board, subject to review of the definitive agreements, that it would be prepared to render its opinion to the Board as to the fairness of the merger consideration at an effective offer of $23.00 per share, subject to pro rata reduction in the event Metals USA’s expenses exceeded $6,225,000, at such time as the Board formally approved the merger transaction with Apollo.

Reasons for the Merger, page 24

20.	We note your disclosure in the second bullet point on page 27. Advise us from whom you must receive consents and approvals and their status. You may also provide a precise cross-reference to your more detailed disclosure as it appears later in the document. Also, update us as to the status of these consents and approvals.

The specified third party consents and approvals in the second bullet point refer to 35 real property leases pursuant to which Metals USA and certain of its subsidiaries are tenants thereunder. These leases contain “change of control” provisions that require, or may be deemed to require, the prior consent of each of the landlords thereunder to the proposed merger transaction with Apollo. On July 1, 2005, Metals USA delivered a written request to each of these landlords soliciting their respective consents. A significant number of such consents have been obtained, and the Company, with the participation of Apollo, continues to work to obtain these consents in a timely fashion.

21.	We note that the board of directors did not consider the liquidation value or the net book value of the company in its analysis of the fairness of the merger. If either the liquidation value or the net book value was higher than the merger consideration, please disclose. Note that an intent to liquidate is not dispositive of the relevance of this valuation methodology.

The Amended Proxy Statement has been amended on page 26 to include the net book value of the Company as of March 31, 2005 and June 30, 2005. Metals USA does not believe that its liquidation value exceeds the $22.00 per share offer price.

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

Metals USA confirms its understanding to the Staff that an intent to liquidate is not dispositive of the relevance of this valuation methodology.

22.	We note that Jefferies “made a presentation” to the board of directors on May 10, 2005 and delivered its opinion to the board on May 18, 2005. We also note the inclusion of certain presentation materials as Exhibit (c)(5) to the Schedule 13e-3. Confirm that these materials include any written materials furnished in connection with an oral presentation. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This would also include preliminary and final reports. Refer to Item 1015 of Regulation M-A.

We confirm that the presentation materials included as Exhibit (c)(5) with respect to the May 10, 2005 preliminary presentation of Jefferies & Company, Inc. and the presentation materials included as Exhibit (c)(6) with respect to the May 18, 2005 presentation of Jefferies & Company, Inc. to the Schedule 13E-3 include all of the written materials (including preliminary and final reports) furnished by Jefferies & Company, Inc. in connection with such presentations.

23.	Please provide additional disclosure about your relationship with CIBC World Markets. For example, when did you hire or retain CIBC? What was the purpose for it? What is CIBC’s involvement in advising your board of directors in connection with this transaction? Why did CIBC continue providing advice after its potential conflict of interest was identified and after Jefferies had been contacted?

We note the Staff’s comment, and with respect to the date that CIBC World Markets became retained by Metals USA, the Amended Proxy Statement has been amended on page 32. With respect to the purpose for the Company’s retention of CIBC World Markets, the Amended Proxy Statement contains such disclosure on page 32. Similarly, the “Background of the Merger” section of the Original Proxy Statement discloses CIBC World Markets’ involvement in advising the Board in connection with the transaction. The Amended Proxy Statement has been amended on page 18 to clarify why CIBC World Markets continued to provide advice to the Board after Jefferies had been contacted.

Opinion of Jefferies & Company, Inc., page 28

24.

With respect to the financial analyses, include a summary of the results achieved in each analysis, including calculations performed, multiples used and any assumptions made, and a description of how those results (i) were calculated from the underlying data, (ii) compare with the per share consideration offered to security holders, and (iii) support the ultimate fairness of the merger. For example, (i) list the comparable companies and transactions used in your analyses and disclose the financial information used from each of those companies and

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

transactions; (ii) with respect to the Comparable Company Analysis, show in tabular form how Jefferies determined an implied enterprise value for your company and disclose the LTM EBITDA used; (iii) with respect to the Selected Precedent Transaction Analysis, disclose the publicly available estimates used and explain why Jefferies used a reference range of your LTM revenue; and (iv) with respect to the Discounted Cash Flow Analysis, show in tabular form how Jefferies determined an implied enterprise value for your company and explain why Jefferies used the EBITDA multiples and discount rates it chose.

We note the Staff’s comment and the disclosure has been revised in response to your comment on pages 30 and 31. With respect to the third clause in the first sentence, Jefferies has advised the Company that Jefferies’ analyses must be considered as a whole. As noted on page 28 of the Amended Proxy Statement, Jefferies believes that “[c]onsidering any portion of its analysis and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in its opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Jefferies’ view of Metals USA’s actual value. . .” As such, Jefferies did not make a determination of how the results of each analysis supported the ultimate fairness determination. Accordingly, the Company believes no additional disclosure is required.

With respect to clause (iii) of the second sentence of the comment above, the Company supplementally advises the Staff that Jefferies used a reference range applied to the Company’s LTM revenues based on Jefferies’ judgment as to the appropriate range for valuing the Company.

Comparable Company Analysis, page 32

25.	Explain why the companies excluded from this analysis, as stated in the footnotes to the table, were not “meaningful.”

Jefferies has advised the Company that three companies were excluded from this analysis as “not meaningful” because each of those companies had EBITDA numbers resulting in multiples that, in Jefferies’ judgment, were not reflective on a comparative basis of the valuation of the other companies. The Amended Proxy Statement has been revised accordingly on page 30.

26.	Please explain why mathematical analysis is not a meaningful method of using comparable company data as is stated in the last sentence of this section.

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

Jefferies has advised the Company that mathematical analysis is not in itself a meaningful method of using comparable company data because Jefferies made judgments regarding the comparability of the companies and the appropriateness of the data, such as excluding multiples that were deemed “not meaningful” as noted above in response to Comment 25.

27.	Provide a description of any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Jefferies & Company, its affiliates, or unaffiliated representative and the company or its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

The Company advises the Staff that neither Jefferies nor its affiliates or unaffiliated representatives have had a material relationship during the past two years with the Company or its affiliates, nor is there any material relationship mutually understood to be contemplated with the Company or its affiliates. The Company respectfully submits that no further disclosure is required.

28.	Delete any suggestion that your discussion of the fairness opinion may be incomplete. Your reference to the opinion suggests that it contains additional information when, based upon our review, the contents of that opinion are essentially identical to that contained in this summary. Ensure that all of the information considered material to Jefferies in making its fairness determination is adequately discussed in the revised Schedule 14A. We may have further comment.

Metals USA believes the current disclosure is appropriate. Metals USA believes that encouraging stockholders to read the fairness opinion carefully and in its entirety is good disclosure practice. Metals USA supplementally confirms that all of the information considered material to Jefferies in making its fairness determination is adequately discussed in the revised Schedule 14A.

29.	We note in the fairness opinion that Jefferies has provided, and may continue to provide, financial advisory and financing services to the acquiror or its affiliates. Disclose the extent of these services here.

Metals USA has been advised by Jefferies and Apollo that Jefferies has not provided financial advisory or financing services to Apollo or its affiliates during the last two years. Jefferies has also advised Metals USA that, in the ordinary course of business, Jefferies makes a market in the equity securities of certain companies in which Apollo is a significant shareholder and also sells high-yield and other securities from time to time

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

to certain affiliates of Apollo. Metals USA respectfully submits that no further disclosure is required.

Financial Advisory Services of CIBC World Markets Corp., page 34

30.	Identify the date upon which the company retained CIBC World Markets Corp. as its exclusive financial advisor.

We note the Staff’s comment. With respect to the date that CIBC World Markets became retained by Metals USA, the Amended Proxy Statement has been amended on page 32.

31.	Please describe in more detail the analyses conducted by CIBC as required by Item 1015(b)(6) of Regulation M-A.

The Company believes the current disclosure in the Original Proxy Statement addresses the Staff’s comment and is consistent with the level of disclosure appearing in comparable precedent transactions reviewed by the Staff. With regard to the portion of Item 1015(b)(6) of Regulation M-A that requires disclosure of the procedures followed, instructions received, and any limitation imposed on the scope of the investigation made, by CIBC World Markets, we note for the Staff the disclosure appearing on pages 34 and 35 of the Amended Proxy Statement, which summarizes the types of analyses performed by CIBC World Markets and identifies, among other things, the selected companies, selected transactions, discount rates and terminal value multiples utilized in such analyses. We also note the disclosure appearing on page 33 of the Amended Proxy Statement which states that, except as described, Metals USA imposed no instructions or limitations on CIBC World Markets with respect to the procedures followed or investigations made. With regard to the portion of Item 1015(b)(6) of Regulation M-A that requires disclosure of the findings and recommendations and the bases for and methods of arriving at such findings and recommendations, we note for the Staff the disclosure appearing on page 35 of the Amended Proxy Statement which states that CIBC World Markets did not draw, in isolation, any conclusions from or with regard to any one factor or method of analysis or with respect to the factors and analyses considered as a whole. CIBC World Markets’ presentations did not relate to the $22.00 per share consideration to be received in the merger and were provided to give the Board a general and preliminary sense of market conditions prevailing during the course of Metals USA’s discussions with Apollo and other factors that could affect valuation. The only opinion or financial presentation received by the Board at its May 18, 2005 meeting when it approved the merger or with respect to the $22.00 per share consideration was from Jefferies & Co. Inc., which opinion and presentation have been fully described on pages 26 to 32 of the Amended Proxy Statement.

We also note for the Staff that the current disclosure is consistent with the disclosure set forth in the proxy statement filed by Hollywood Entertainment Corporation on Schedule 14A, File No. 21824, previously reviewed by the Staff. Like CIBC World Markets, UBS

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

Securities LLC, Hollywood Entertainment’s financial advisor, did not make a financial presentation at the board meeting at which the transaction was approved, was not requested to, and did not, render an opinion regarding the $22.00 per share consideration to be received in the transaction in light of the fact that it was a financing source to the acquiror and instead acted primarily to assist the target in facilitating and negotiating the transaction. We refer the Staff to our response to Comment 23 above regarding CIBC World Markets’ role in the transaction.

The Company believes that the disclosure in the Original Proxy Statement describes the material factors considered by the Board in its evaluation of the proposed merger and sets forth the material information relevant to an investment decision of Metals USA’s stockholders with respect to the consideration to be received in the merger. Given the foregoing, and in light of the transactional focus of CIBC World Markets’ role, the fact that CIBC World Markets’ presentations did not relate to the $22.00 per share consideration to be received in the merger and comparable precedent reviewed by the Staff, no modifications have been made to the Amended Proxy Statement in this regard.

32.	Provide a description of any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between CIBC World Markets Corp., its affiliates, or unaffiliated representative and the company or its affiliates. Refer to Item 1015(b)(4) of Regulation M-A. To the extent applicable, disclose whether any portion of the fee is contingent upon consummation of the transaction.

With regard to the portion of the Staff’s comment to describe any material relationships that existed between Metals USA, CIBC World Markets and their respective affiliates during the past two years and the amount of compensation received or to be received as a result of such relationships, the disclosure appearing on page 35 has been revised in response to the Staff’s comment to disclose that CIBC World Markets and its affiliates in the past has provided financial advisory services to Metals USA, including having acted during the past two years as financial advisor to Metals USA in connection with a potential business combination which was not ultimately pursued. CIBC World Markets supplementally advises the Staff that CIBC World Markets and its affiliates did not receive compensation for such services during the past two years. Accordingly, no modifications have been made to the Amended Proxy Statement in this regard. With regard to the Staff’s comment to disclose that portion of CIBC World Markets’ aggregate fee which is contingent upon consummation of the merger, we supplementally advise the Staff that CIBC World Markets’ entire fee (other than $100,000) is contingent upon consummation of the merger. Accordingly, the disclosure appearing on page 35 of the Amended Proxy Statement has been clarified in this regard.

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

Position of C. Lourenco Goncalves, Terry L. Freeman and John A. Hageman…, page 37 Position of Merger Sub, Parent, Apollo and the Apollo Affiliates, page 38

33.	Remove your disclaimer in the first sentence of the second paragraph on page 38 regarding the factors being “believed to include all material factors considered by each of them.” As filing persons, this information should be accurate and true as opposed to a belief. Make similar revisions to your statements in the first sentence of the second paragraph on page 40.

We note the Staff’s comment, and the Amended Proxy Statement has been amended on page 36.

34.	We note that none of Merger Sub or its affiliates considered the liquidation value or the net book value of the company in their analysis of the fairness of the merger. If either the liquidation value or the net book value was higher than the merger consideration, please disclose. Note that an intent to liquidate is not dispositive of the relevance of this valuation methodology.

The Amended Proxy Statement has been amended on page 26 to include the net book value of the Company as of March 31, 2005 and June 30, 2005. Metals USA does not believe that its liquidation value exceeds the $22.00 per share offer price. Metals USA confirms its understanding to the Staff that an intent to liquidate is not dispositive of the relevance of this valuation methodology.

Purposes, Reasons and Plans for Metals USA after the Merger, page 41

35.	Expand your disclosure to briefly describe the “rewards and risks of. . .ownership” to which you refer in the second paragraph. Also, provide expanded disclosure of the “obligations and constraints, and the related direct and indirect costs and personnel requirements, associated with having publicly traded equity securities. To the extent possible, quantify the amounts that will no longer be required to be expended on these responsibilities of publicly traded companies.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on page 39.

36.	Quantify the “agreed upon equity investment” required of Messrs. Goncalves, Freeman, and Hageman. In the alternative, you may also provide a precise cross-reference to this information as it appears elsewhere in the document.

We note the Staff’s comment, and the Amended Proxy Statement has been amended on page 41 to provide an appropriate cross-reference.

37.	Provide the information required by Item 1004(e) of Regulation M-A.

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on page 39.

Certain Effects of the Merger, page 41

38.	We note that Flag Holdings will make a determination no later than three business days prior to the effective time of the merger whether any additional members of Metals USA management will be allowed to have their options for common stock in Metals USA converted into options for shares in Flag Holdings. Please tell us how you plan to provide disclosure of this election to Metals USA security holders prior to the special meeting of stockholders.

Parent expects to permit certain other employees of the Company and its subsidiaries to have their options for Metals USA common stock converted into options for shares of Parent or the surviving corporation at the effective time of the merger. As stated above in response to Comment 2, any equity investment by these individuals in Parent or the surviving corporation is expected to be less than the equity investment of each of Messrs. Goncalves, Freeman and Hageman. Please refer to the additional disclosure on pages 8 and 50 of the Amended Proxy Statement.

Interests of the Company’s Directors and Executive Officers in the Merger, page 48

39.	We note that members of senior management other than Mr. Goncalves, Mr. Freeman and Mr. Hageman may obtain equity interests in the surviving corporation or Flag Holdings subsequent to the effective time of the merger. Please identify these individuals and disclose their potential investment.

As stated above in response to Comment 2, Parent has identified, but has not entered into any arrangements or agreements with, Robert C. McPherson, III, senior vice president of Metals USA responsible for the operations of Metals USA’s Building Products Group, Roger Krohn, senior vice president of Metals USA responsible for the operations of Metals USA’s Flat Rolled Group, David A. Martens, president of Metals USA’s Plates and Shapes Western Region, and Joseph T. Longo, president of Metals USA’s Plates and Shapes Eastern Region, as members of senior management of the Company or its subsidiaries, as applicable, that may obtain equity interests in the surviving corporation or Parent, on the effective time of the merger. Parent expects that any investment by each of these persons will be less than the equity investment of each of Messrs. Goncalves, Freeman and Hageman. Also stated above in response to Comment 2, Parent expects that additional Company employees may obtain equity interests in Parent,

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

however, although none of these persons will be members of senior management or the board of directors of Parent or the surviving corporation.

Material U.S. Federal Income Tax Consequences, page 58

40.	Revise your opening paragraph to state that you are discussing all rather than “certain” material U.S. federal income tax consequences and ensure that your discussion is complete.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on page 58.

41.	Delete the reference to this discussion being for “general information only.” Security holders are entitled to rely upon the discussion.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on page 59.

Selected Financial Information, page 76

42.	Provide the book value per share information required by Item 1010(a)(4) and (c)(5) of Regulation M-A.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on page 26.

Dissenters’ Rights of Appraisal, page 81

43.	We note your disclaimer and qualification by reference to Section 262 of the DGCL. Confirm that you have included all material information relating to a shareholders’ right of appraisal. For example, you state that, “[f]ailure to precisely follow any of the statutory procedures set forth in Section 262 of the DGCL may result in a termination or waiver of your appraisal rights.” As shareholders are entitled to rely upon your disclosure and should not be required to read applicable legal regulations, ensure that you provide a complete discussion of the steps that shareholders wishing to assert dissenter’s rights must follow in order to satisfy the conditions for receiving appraisal of their shares.

We confirm that we have included all material information relating to a shareholders’ right of appraisal pursuant to Section 262 of the DGCL. The Amended Proxy Statement has been revised on page 86.

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

44.	We note your statement that “the Company’s stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.” However, because shareholders may rely on the disclosure that appears in your proxy materials, eliminate this language as it may suggest otherwise. You may replace the admonition with language to the effect that you recommend or encourage that consultation.

We note the Staff’s comment, and the Amended Proxy Statement has been amended on page 88 to encourage stockholders of the Company wishing to dissent from the merger and pursue appraisal rights to consult their legal advisors.

Beneficial Ownership of Common Stock, page 84

45.	Identify the natural person(s) with investment decision and voting power for Citadel Limited Partnership and Brandywine Asset Management, LLC.

We note the Staff’s comment, and the Amended Proxy Statement has been amended on page 89 to identify the natural person with investment decision and voting power for Citadel Limited Partnership. We advise the Staff that Brandywine Asset Management, LLC no longer owns any shares of Metals USA and as a result has been removed from the beneficial ownership table. We also advise the Staff that we have added FMR Corp. to the table and identified the natural person with investment decision and voting power with respect to such ownership.

Where You Can Find Additional Information, page 86

46.	Revise your disclosure to reference the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

We note the Staff’s comment, and the Amended Proxy Statement has been amended accordingly on page 92.

Form 10-K/A for the year ended December 31, 2004, filed on April 28, 2005

Item I.	Business, page 3

Government Regulation and Environmental Matters, page 10

47.	Expand your disclosure in this section to briefly discuss each environmental regulation to which you are subject. For each regulation, include a discussion of any permits required under the regulations, the expiration dates of the permits, and the costs of compliance.

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

We note the Staff’s comment. Below is proposed revised disclosure for Metals USA’s Form 10-K/A.

Government Regulation and Environmental Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. In particular, our operations are subject to extensive federal, state and local laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, environmental protection, remediation, workplace exposure and other matters. Hazardous materials we use in our operations include general commercial lubricants and cleaning solvents. Among the more significant regulated activities that occur at some of our facilities are: the accumulation of scrap metal, which is sold for recycling; the generation of plant trash and other solid wastes and wastewaters, such as water from burning tables operated at some of our facilities, which wastes are disposed of in accordance with the Federal Water Pollution Control Act and the Resource Conservation and Recovery Act using third party commercial waste handlers; the storage, handling, and use of lubricating and cutting oils and small quantities of maintenance-related products and chemicals, the health hazards of which are communicated to employees pursuant to Occupational Safety and Health Act-prescribed hazard communication efforts and the disposal or recycling of which are performed pursuant to the Resource Conservation and Recovery Act. Generally speaking, our facilities’ operations do not involve the types of emissions of air pollutants, discharges of pollutants to land or surface water, or treatment, storage, or disposal of hazardous waste which would ordinarily require extensive federal or state environmental permits. Our operations are such that environmental regulations typically have not required the Company to make significant capital expenditures for environmental compliance activities and ongoing operational costs relating to environmental compliance are limited.

We believe that we are in substantial compliance with all such laws and do not currently anticipate that we will be required to expend any substantial amounts in the foreseeable future in order to meet current environmental or workplace health and safety requirements. However, some of the properties we own or lease are located in areas with a history of heavy industrial use, and are on or near sites listed on the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, National Priority List. We have a number of properties located in or near industrial or light industrial use areas; accordingly, these properties may have been contaminated by pollutants which would have migrated from neighboring facilities or have been deposited by prior occupants. Furthermore, we are not aware of any notices from authoritative agencies with respect to clean-up/remediation claims for contamination at the leased properties. However, we may be notified of such claims with respect to our existing leased or owned properties in the future.

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

Although no environmental claims have been made against us that have not been resolved and we have not been named as a potentially responsible party by the Environmental Protection Agency or any other party, it is possible that we could be identified by the Environmental Protection Agency, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws. If so, we could incur substantial litigation costs to prove that we are not responsible for the environmental damage.

Item 7.	Management’s Discussion and Analysis of Financial Condition…, page 21

Results of Operations – Year Ended December 31, 2004 Compared to 2003, page 26

48.	You attribute your decrease for each item to the same source, namely “higher average realized sales prices together with fixed costs being spread over a higher volume of net sales.” Revise your disclosure to describe the increase or decrease from the prior period to more specifically. Also, simply attributing the overall increase or decrease to an increase in a segment of the line item does not adequately provide a reason for an increase or decrease from the prior period. Make similar revisions throughout your results of operations section, including the section entitled “Results of Operations by Segment” beginning on page 30. We may have further comment.

Metals USA has reviewed its disclosure relative to Management’s Discussion and Analysis, and believe it to be correct as stated. The phrase “higher average realized sales prices together with fixed costs being spread over a higher volume of net sales” referred to by the Staff as being similar in the discussion related to the fiscal period ended 2003 and 2004 periods explains why individual line items expressed as a percentage of net sales decreased. In 2004, metal prices increased substantially. Metals USA’s expenses for each category increased during that period, although at a much slower rate than did net sales. Accordingly, in the calculation to derive the percentage of an individual line item (expressed as a percentage of net sales) the dramatic rise in the denominator (net sales) had the most significant impact. Further, Metals USA provided its stockholders in its Form 10-K/A with information relative to sales volumes, so they can recompute the percentage increase in net sales, and independently verify the price/volume attributes as to the impact of changing prices or volumes, in each reporting period.

Financing Activities, page 35

49.	Expand your disclosure to briefly discuss the business reason for the March 24, 2004 and November 9, 2004 amendments to your revolving credit facilities, which resulted in an increase in the size of the facility.

Metals USA believes that the business reasons for the March 24, 2004 and November 9, 2004 amendments to its revolving credit facilities have been sufficiently disclosed in its Form 10-K/A for fiscal year ended December 31, 2004. Metals USA directs the Staff to page 33 of its Form 10-K/A, in fifth sentence of the first paragraph immediately following the caption “Liquidity and Capital Resources,” pursuant to which it disclosed Metals USA’s need to increase the size of its credit facility, in order “to increase the maximum allowed borrowings and to extend the maturity date.” Additionally, under the subcaption “Financing Activities” on page 35 of such Form 10-K/A, Metals USA further disclosed the lower cost of borrowings and the more lenient terms related to restricted payments and capital expenditures.

Mr. Daniel F. Duchovny

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

August 5, 2005

Please contact the undersigned at (212) 872-8089 or Steven Scheinman of this Firm at (212) 872-1090 with any questions on the foregoing.

Sincerely,

/s/ Lorne Smith
Lorne Smith

cc:	Melinda Kramer, Esq., Securities and Exchange Commission

John A. Hageman, Esq., Metals USA, Inc.

Steven Scheinman, Esq., Akin Gump Strauss Hauer & Feld LLP

Andrew Nussbaum, Esq., Wachtell, Lipton, Rosen & Katz (counsel to Parent)